PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

January 24, 2013

Ms. Pamela A. Long

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Re:

Great Wall Builders LTD.

Form 8-K

Filed April 11, 2012

Form 8-K

Filed July 2, 2012

Form 8-K Amendment

Filed August 10, 2012

File No. 333-153182

Dear Ms. Long:

We represent Great Wall Builders, Ltd, a Texas corporation (“Great Wall” or the “Company”). This letter is in response to your comment letter (the “Comment Letter”) dated June 13, 2012, with regard to the Form 8-K originally filed by Great Wall on April 11, 2012.  This letter is based on information we have received from management of Great Wall.

In 2010, dPollution International, Inc. (“dPollution”) entered into an agreement with Daniele Brazzi (the current CEO of Great Wall) to purchase intellectual property (“IP”) from him in consideration of the issuance of shares and cash.  The IP consisted of patent pending (subsequently issued) technology to reduce emissions and fuel consumption in gasoline powered vehicles. Mr. Brazzi also was informed by management of dPollution that the company would have sufficient resources to further develop the technology and ultimately manufacture and distribute the product(s).

Mr. Brazzi was also informed that dPollution had other technology that was also being developed independently from his IP.  Mr. Brazzi was informed that he would be a scientific advisor to dPollution, but was not to become an officer or director.  To Mr. Brazzi’s knowledge, he was never appointed an officer or director of dPollution, but at a later time, after the termination of his relationship with dPollution, dPollution had listed him as an officer with the OTCMarkets.

505 W. Riverside Avenue, Suite 500, Spokane, WA 99201 • T (509) 252-5066  • F (509) 252-5067 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Ms. Pamela A. Long

Division of Corporation Finance

January 24, 2013

dPollution issued shares to Mr. Brazzi for his IP, but never paid his monetary compensation.  He never received any monetary compensation from dPollution.  Mr. Brazzi never transferred his IP to dPollution.

Mr. Brazzi informed management in dPollution that he could not continue with that company, since they had not paid him for his IP and they did not have the resources to enable him to manufacture and market his product.  Mr. Brazzi, who does not speak English and did not have legal representation at the time, executed an asset purchase agreement (“Agreement”) between dPollution and Great Wall, in which the IP, which was owned by Mr. Brazzi but was represented in the Agreement as being owned by dPollution, was transferred to Great Wall.  The Agreement was drafted by management of dPollution and presented to Mr. Brazzi for signature.  Great Wall shares were issued to dPollution pursuant to the terms of the Agreement.

Great Wall is now reviewing the Agreement with dPollution to determine if it will take any action with regards to the shares issued. Great Wall does not believe that dPollution had any interest in the IP to transfer to Great Wall, and dPollution may not have been entitled to receive shares pursuant to the Agreement. In light of the comments in the Commission’s letter inquiring as to the successor status of Great Wall and dPollution, the following responses indicate that dPollution is not the successor entity to Great Wall:

1.

No members of management of dPollution became officers, directors or employees of Great Wall, nor were any officers or directors of dPollution involved with Great Wall in any way after the asset transfer.  To the knowledge of management of Great Wall, no officer or director of dPollution had any direct involvement with Great Wall at any time prior to the asset transfer;

2.

According to information released by dPollution after the Agreement was executed, dPollution continued with its business plan, or developed a new business plan after the IP was transferred from Daniele Brazzi to Great Wall;

3.

There has been no contact between Great Wall and dPollution since the asset transfer.  Great Wall has been unable to contact management of dPollution, even after numerous attempts.  Attempts to contact previous dPollution executives and counsel have not resulted in any response from dPollution.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filing:

•

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Pamela A. Long

Division of Corporation Finance

January 24, 2013

•

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Great Wall, we hope this answers the comments raised in your letter.  Please feel free to contact me with any further comments or questions.

Sincerely,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

cc: Client